

Mailstop 3233

July 28, 2017

Via E-mail
Mr. Richard Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309

> **Re:** **Invesco Mortgage Capital Inc.**
> **Form 10-K**
> **Filed February 21, 2017**
> **File No. 001-34385**

Dear Mr. Phegley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Financial Statements

Note 17 – Revision of Previously Issued Financial Statements, page 123

1. We note you revised previously issued financial statements to correct for certain errors in the accounting for premiums and discounts associated with non-Agency RMBS. Please provide us with a detailed description of the errors and a summary of the adjustments that were made to previously issued financial statements. In addition, please provide us with your analysis of the materiality of the errors in accordance with SAB 99.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities